Exhibit 99.1

Nano Dimension Reminds Shareholders that Time Is Running Out to Protect Their Investment - Vote FOR Nano’s Proposals

Deadline is Fast Approaching on Sunday, December 1st, 2024, at 11:59 p.m. ET

Shareholders Should Call Their Brokers Today to Ensure Their Vote is Counted

To Learn More Visit: www.ProtectingNanoValue.com

Waltham, Mass., Nov. 18, 2024 (GLOBE NEWSWIRE) — Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics and multi-dimensional polymer, metal & ceramic Additive Manufacturing 3D printing solutions, today reminded shareholders that the final deadline to vote at the Company’s 2024 Annual General Meeting (“Annual Meeting”) is 11:59 p.m. ET on Sunday, December 1st, 2024.

Nano’s Board of Directors urges the Company’s shareholders to protect their investment and the Company’s future by voting today “FOR” ALL of Nano’s proposals and AGAINST Murchinson Ltd.’s (“Murchinson”) proposals. Shareholders of record as of the close of business on October 22nd, 2024, are entitled to vote at the Annual Meeting. The Annual Meeting will be held on Friday, December 6th, 2024, at 7:00 a.m. ET.

It is extremely important that shareholders vote as soon as possible – no matter how many shares they own. Some brokers may have earlier deadlines, so shareholders are encouraged to call their brokers TODAY to ensure their vote is counted.

Since time is short, shareholders are encouraged to vote by e-mail or electronically according to the instructions on their proxy card. Voting by e-mail or electronically is the best way for shareholders to ensure that their votes will be counted.

The Company’s proxy statement and other important information and resources related to the Annual Meeting can be found at www.ProtectingNanoValue.com or the investor relations page of the Company’s website.

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED Shareholders, Call Toll-Free: (877) 717-3923 Banks and Brokers, Call Collect: (212) 750-5833

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements regarding Nano’s strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this communication, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. Further, actual results, performance, or achievements of Nano could differ materially from those described in or implied by the statements in this communication. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed (i) under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the SEC on March 21, 2024, and in any subsequent filings with the SEC, (ii) under the heading “Risk Factors” in Desktop Metal, Inc.’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC, and (iii) under the heading “Risk Factors” in Markforged Holding Corporation’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication. Nano is not responsible for the contents of third-party websites.

Nano Dimension Contacts

Investor:
Julien Lederman, VP Corporate Development
ir@nano-di.com

Media:
Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com